Exhibit 99.1

Market Announcement

4 September 2025

Alterity Therapeutics Limited (ASX: ATH) – Trading Halt

Trading in the securities of Alterity Therapeutics Limited (‘ATH’) will be halted at the request of ATH, pending the release of an announcement by ATH.

Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of:

●	the commencement of normal trading on Monday, 8 September 2025; or

●	the release of the announcement to the market.

ATH’s request for a trading halt is attached below for the information of the market.

Issued by

ASX Compliance

4 September 2025	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

4 September 2025

By email: melissa.kostopoulos@asx.com.au

Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne) ASX Limited

Dear Melissa

Request for a trading halt

Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (the Company), requests that the Company’s securities be placed into a trading halt with immediate effect.

For the purposes of Listing Rule 17.1, the Company provides the following information:

1.	the Company is seeking the trading halt pending an announcement in relation to a capital raising;

2.	the Company requests that the trading halt continues until the earlier of it making an announcement regarding the capital raising or until the commencement of trading on Monday 8 September 2025; and

3.	the Company is not aware of any reason why the trading halt should not be granted or of any other information necessary to inform the market about the trading halt.

Please contact us should you have any questions.

Yours sincerely

/s/ Abby Macnish Niven
Abby Macnish Niven
Company Secretary

For and on behalf of the Board of Alterity Therapeutics Limited

Alterity Therapeutics Limited

Suite 4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | www.alteritytherapeutics.com